

11019856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** AND ENDING **12/31/2010**

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IMC Chicago, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

233 S. Wacker Drive, Suite 4300

(No. and Street)

Chicago   **IL**   **60606**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Khalid Tahiri   **312-244-3321**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP

(Name – if individual, state last, first, middle name)

     Chicago   **IL**   **60606**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Khalid Tahiri_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __IMC Chicago, LLC_____, as of __December 31_____, 20 __10__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KATIE M. TRIMBLE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES SEP. 25, 2011

_____
Signature

Director of Finance
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

IMC-Chicago, LLC
Index
December 31, 2010



pwc

Report of Independent Auditors

To the Member of IMC-Chicago, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of IMC-Chicago, LLC (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2011

IMC-Chicago, LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash	$	7,157,848
Certificates of deposit		1,075,190
Due from brokers		991,124
Securities owned, at fair value		1,279,112,640
Memberships in exchanges, at cost (fair value $1,992,000)		2,179,068
Equipment, hardware, and leasehold improvements		
(net of accumulated depreciation and amortization of $9,161,013)		13,582,421
Interest and dividends receivable, net		417,294
Receivables from affiliate		16,014
Other assets		4,985,609
Total assets	$	1,309,517,208

Liabilities and Member's Capital

Liabilities		
Securities sold, not yet purchased, at fair value	$	1,082,711,751
Due to brokers		91,574,890
Accrued compensation		38,660,406
Payables to affiliate		11,139,162
Accounts payable and accrued expenses		6,422,783
Total liabilities		1,230,508,992
Member's Capital		79,008,216
Total liabilities and member's capital	$	1,309,517,208

The accompanying notes are an integral part of the Statement of Financial Condition.

IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2010

1. **Organization and Summary of Significant Accounting Policies**

   Organization

   IMC-Chicago LLC's (the "Company") primary business is to conduct proprietary trading of securities and options on securities. The Company is a wholly owned subsidiary of IMC Americas, Inc. (the "Parent") who is a wholly owned subsidiary of FX Currency Management B.V., which is a wholly owned subsidiary of IMC Luxembourg Sarl which is a wholly owned subsidiary of IMC B.V. (the "Ultimate Parent"). The Company is an Illinois limited liability company established on April 27, 2000. The Company's principal operations are located in Chicago, Illinois.

   In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Chicago Board Options Exchange ("CBOE"), Philadelphia Stock Exchange, International Securities Exchange, NYSE Arca, NASDAQ, Chicago Board of Trade and the Chicago Mercantile Exchange.

   Revenue Recognition

   Proprietary securities transactions are recorded on a trade-date basis with realized and unrealized gains and losses reflected in trading gains, net.

   Memberships in exchanges

   The Company's exchange memberships, which represent ownership interests in various exchanges and provide the Company with the right to conduct business on the exchanges are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. To the extent the Company owns shares in an exchange that it is not required to be held in order to maintain trading rights, these shares are accounted for and presented as securities owned on the statement of financial condition.

   Income Tax Status

   For purposes of federal and state income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting its share of the Company's taxable income or loss. The Company is included in the consolidated federal and state income tax returns filed by the Parent.

   Under the accounting guidance related to income taxes, the recognition of a benefit from a tax position requires that management determine whether such tax position is "more likely than not" to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50% likely of being realized upon settlement.

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IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2010

The Company has analyzed all open tax years of the Parent, as defined by the statutes of limitations, for all major jurisdictions, which includes federal and certain states. Years that remain subject to examination include federal from 2007 to present and Illinois from 2007 to present. For all open tax years and all major taxing jurisdictions through the end of the reporting period, the Company reviewed all tax positions taken or expected to be taken and concluded that the ultimate settlement of these positions would not have an effect on the Company's results of operations or financial position. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Equipment, Hardware and Leasehold Improvements

Equipment, hardware and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which are 3 years for equipment and hardware and the lesser of the useful life of the asset or lease term for leasehold improvements.

Certificates of Deposit

Certificates of deposit represent deposits with an original maturity in excess of three months.

Due to and Due from Brokers

Due to and due from brokers on the statement of financial condition includes cash held on deposit at the clearing brokers for open positions, amounts due to/from brokers for the net settlement of trades and variation margin for open future positions. The Company may obtain short-term financing from its brokers through borrowing against its proprietary positions, subject to collateral maintenance requirements.

Securities Owned and Securities Sold, not yet purchased

Substantially all of the Company's securities owned and securities sold, not yet purchased, are held at major financial institutions which are permitted by contract or custom to sell or repledge these securities. Securities owned and securities sold, not yet purchased are reflected in the statement of financial condition at fair value (see Note 2).

Financial Instruments

Management estimates the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Foreign Currency

Securities and cash deposits with brokers denominated in foreign currencies are translated into U.S. dollar amounts at the spot rate on the date of valuation.

IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2010

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ significantly from those estimates.

2. Fair Value of Financial Instruments

The guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows.

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Throughout 2010 and for the year then ended, the Company did not own any financial assets or liabilities that would be considered Level 3 within the hierarchy described above.

Securities owned and securities sold, not yet purchased which are traded on a national securities exchange or reported on the NASDAQ national market are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Certificates of deposit on the statement of financial condition mature on January 22, 2011 and are held at a reputable financial institution. These deposits are stated at cost plus accrued interest, which approximates fair value. These financial instruments are classified as Level 2 in the fair value hierarchy.

IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2010

All securities held at December 31, 2010, except for the shares received in the CBOE share conversion and the certificates of deposit, are part of the Company's proprietary trading strategy and are held short-term.

The CBOE shares consist of unrestricted and restricted shares. The restricted shares will become unrestricted on June 15, 2011. The Company intends to sell all of the CBOE shares in the near future, and as such, views the shares as trading securities for statement of financial condition purposes.

The following table presents securities owned at fair value as of December 31, 2010:

Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Certificates of deposit	$ 1,075,190	$ -	$ 1,075,190	$ -
Equity securities and exchange traded funds	667,813,137	667,813,137	-	-
Options	611,299,503	611,299,503	-	-
Total	$ 1,280,187,830	$ 1,279,112,640	$ 1,075,190	$ -
Liabilities:				
Equity securities and exchange traded funds	$ 557,071,287	$ 557,071,287	$ -	$ -
Options	525,640,464	525,640,464	-	-
Futures (1)	174,750	174,750	-	-
Total	$ 1,082,886,501	$ 1,082,886,501	$ -	$ -

(1) Represents unrealized appreciation on futures which is included net in Due to brokers on the statement of financial condition.

3. **Derivative and Hedging Activities**

The Company is subject to the authoritative guidance regarding derivative and hedging disclosures. This guidance is intended to enhance financial statement disclosure for derivative instruments and hedging activities and enable investors to better understand: a) how and why the Company uses derivative instruments; b) how derivative instruments are accounted for; and c) how derivative instruments affect the Company's financial position, results of operations and cash flows. The Company records derivative instruments at fair value with changes in the fair value recognized as trading gains, net. Even though the Company's investment in derivatives may represent economic hedges, under this guidance they are considered to be non-hedge transactions for financial reporting purposes.

The derivatives used by the Company are subject to various risks similar to those related to the underlying financial instruments, including market risk. The Company uses these instruments in the normal course of its business to take proprietary trading positions and to manage market risk.

IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2010

The Company recognizes all of its derivative contracts as either assets or liabilities on the statement of financial condition at fair value.

The Company transacts in derivative financial instruments, including exchange-traded options and futures. These are instruments whose values are based, in part, upon underlying assets, indices or reference rates, or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Exchange-traded derivative financial instruments are standardized and include futures and certain options contracts.

Options are contracts that grant the holder of the option, in return for payment of the purchase price (the "premium"), the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options, changes in interest rates and market volatility (as applicable). Options written by the Company do not give rise to counterparty credit risk in excess of any unpaid premium because, if exercised by the counterparty they obligate the Company, not its counterparty, to perform.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until their expiration date, regardless of the changes in their value or the Company's investment strategy. The Company attempts to manage market risk in accordance with risk limits set by the Company by buying or selling instruments or entering into offsetting positions.

The following table sets forth the fair value and the number of the Company's derivative contracts by underlying risk exposure as of December 31, 2010. Gross derivative contracts in the table below exclude the effect of netting and do not represent the Company's actual exposure which may ultimately be reduced by netting agreements.

	Derivative Assets	Derivative Liabilities	Number of Contracts
Options	$ 611,299,503	$ 525,640,464	2,348,205
Futures	12,245,622	12,420,372	57,063
Gross fair value of derivative contracts	**$ 623,545,125**	**$ 538,060,836**	**2,405,268**

The fair values of options in the table above are reflected in securities owned and securities sold, not yet purchased on the statement of financial condition. The fair values of futures are presented gross in the table above and are recorded net in due to broker on the statement of financial condition.

IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2010

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 4).

4. **Risk Management**

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities, exchange traded funds, options and futures. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments are typically transacted on a highly leveraged basis and involve elements of market and credit risk that may exceed the amounts reflected on the statement of financial condition. Market risk arises from fluctuations in interest rates, volatilities, foreign exchange rates, future dividend expectations and equity prices.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected on the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected on the statement of financial condition as the ultimate obligation may be unlimited.

The Company generally invests on a highly leveraged basis, through margin and borrowing arrangements and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses. Leverage through margin borrowings requires collateral to be posted with the Company's brokers. The Company's brokers generally have broad discretionary authority over valuing the collateral posted and requiring the posting of additional collateral. The brokers may have the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to sell assets at a time when the Company would not otherwise choose to do so.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC or the CBOE.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of its obligations of another member who may default on its obligation to the exchange. While the rules governing different exchange memberships may vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for

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IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2010

these agreements and believes that any potential requirement to make payments under these agreements is remote.

5. **Commitments**

The Company leases certain office space under a noncancelable lease expiring in 2020. In addition, the Company has entered into an agreement for data communications equipment expiring in 2015. At December 31, 2010, the Company's future minimum rental commitments based upon the terms under its noncancelable operating leases were as follows:

Year ending December 31,	Total
2011	$ 3,806,731
2012	3,990,606
2013	3,003,882
2014	1,450,673
2015	1,186,563
Thereafter	4,261,309
	$ 17,699,764

The terms of the Company's office space lease require a deposit of $1,000,000 which the Company satisfied by providing the lessor a standby letter of credit from a financial institution in the amount of $1,000,000. The letter of credit was initially issued on March 2, 2009 and is extended on an annual basis, unless the financial institution provides notification indicating otherwise. As of December 31, 2010, the Company has not received such notification and there are no amounts outstanding on the letter of credit. The letter of credit is collateralized by $1,000,000 of certificates of deposit with the financial institution.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

6. **Related Parties**

The Company maintains a Service Level Agreement and a Software License Agreement with various affiliates. The services received include technology, marketing and communication, and support services.

7. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 19, 2011, which is the date the financial statements were issued and noted no subsequent events requiring disclosure.